Execution Version

SILVER WHEATON CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH,
NATIONAL BANK OF CANADA AND HSBC BANK CANADA
as Senior Managers

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL
BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION
BANK, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH,
EXPORT DEVELOPMENT CANADA, HSBC BANK CANADA, MIZUHO BANK, LTD.,
NATIONAL BANK OF CANADA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Lenders

THIRD AMENDING AGREEMENT TO THE AMENDED AND RESTATED
REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of February 27, 2017

Third Amending Agreement (RT)

THIRD AMENDING AGREEMENT TO
AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the 27th day of February, 2017.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

SILVER WHEATON CORP., a corporation continued under the laws of the Province of Ontario

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 27, 2015, as amended by a first amending agreement dated as of November 20, 2015 and by a second amending agreement dated as of March 18, 2016 in connection with a certain credit facility in favour of the Borrower (the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1	Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

Third Amending Agreement (RT)

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Coverpage

The cover page of the Credit Agreement is hereby amended by deleting the reference therein to “EXPORT DEVELOPMENT CANADA” as a Senior Manager and replacing it with “NATIONAL BANK OF CANADA”.

2.3	Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

““Maturity Date” means February 27, 2022.”

2.4	Lenders’ Commitments

Section 2.2 of the Credit Agreement is hereby amended by deleting the third sentence thereof and replacing it with the following:

“Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion provided the parties hereto acknowledge and agree that during the period from and including February 27, 2017 to and including the Interest Periods ending March 17, 2017, the credit extended by Export Development Canada and National Bank of Canada is non-pro rata and is based upon such Lenders’ Individual Commitments in effect prior to February 27, 2017 being $150,000,000 and $120,000,000, respectively (and for the avoidance of doubt, such extensions of credit upon maturity of the Interest Periods ending March 17, 2017 shall be in accordance with Export Development Canada’s and National Bank of Canada’s respective Pro Rata Shares).”

2.5	Notice Periods

Section 3.10 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

“Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

Third Amending Agreement (RT)

(a)	prior to 10:00 a.m. (Vancouver time) on the third Banking Day prior to the date of any drawdown, rollover or conversion of a LIBOR Loan; and

(b)	prior to 10:00 a.m. (Vancouver time) on the Banking Day prior to the date of any voluntary prepayment or any other other drawdown, rollover or conversion.”

2.6	Schedule A

Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1	Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)	this agreement shall have been executed and delivered by each of the Borrower, the Administrative Agent and the Lenders;

(b)	the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c)

the Borrower shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the “Joint-Lead Arrangers”) all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrower and the Joint-Lead Arrangers.

Third Amending Agreement (RT)

ARTICLE 5
MISCELLANEOUS

5.1	No Default

The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2	Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3	Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4	Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5	Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount. This agreement shall not create any novation.

5.6	No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7	Credit Document

This agreement shall be deemed to be a Credit Document.

5.8	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may

Third Amending Agreement (RT)

reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9	Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

Third Amending Agreement (RT)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

SILVER WHEATON CORP.

By:	/s/ Curt D. Bernardi
Name: Curt D. Bernardi
Title: Senior Vice President, Legal andmCorporate Secretary

By:
Name:
Title:

Third Amending Agreement (RT)

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	/s/ Clement Yu
Name: Clement Yu
Title: Director

By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Kurt R. Foellmer
Name: Kurt R. Foellmer
Title: Director

By:	/s/ Stephen MacNeil
Name: Stephen MacNeil
Title: Associate Director

Third Amending Agreement (RT)

BANK OF MONTREAL, as Lender

By:	/s/ Robert H. Wright
Name: Robert H. Wright
Title: Director

By
Name:
Title:

Third Amending Agreement (RT)

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	/s/ Peter Rawlins
Name: Peter Rawlins
Title: Managing Director

By:	/s/ Kazim Mehdi
Name: Kazim Mehdi
Title: Executive Director

Third Amending Agreement (RT)

ROYAL BANK OF CANADA, as Lender

By:	/s/ Stam Fountoulakia
Name: Stam Fountoulakia
Title: Authorized Signatory

By:
Name:
Title:

Third Amending Agreement (RT)

THE TORONTO-DOMINION BANK, as Lender

By:	/s/ Frazer Scott
Name: Frazer Scott
Title: Managing Director

By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

Third Amending Agreement (RT)

BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH, as Lender

By:	/s/ Michael Quinn
Name: Michael Quinn
Title: Director

By:
Name:
Title:

Third Amending Agreement (RT)

EXPORT DEVELOPMENT CANADA, as Lender

By:	/s/ Philip Sauve
Name: Philip Sauve
Title: Senior Associate

By:	/s/ Tamara Fathi
Name: Tamara Fathi
Title: Financing Manager

Third Amending Agreement (RT)

HSBC BANK CANADA, as Lender

By:	/s/ Curtis Standerwick
Name: Curtis Standerwick
Title: Vice President Global Banking

By:	/s/ Emma Amaya
Name: Emma Amaya
Title: Associate, Global Banking

Third Amending Agreement (RT)

MIZUHO BANK, LTD., as Lender

By:	/s/ Robert MacKinnon
Name: Robert MacKinnon
Title: Managing Director Canada Branch

By:
Name:
Title:

Third Amending Agreement (RT)

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

Third Amending Agreement (RT)

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

By:	/s/ Marc Ahlers
Name: Marc Ahlers
Title: Vice President

By:
Name:
Title:

Third Amending Agreement (RT)

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

SILVER WHEATON (CAYMANS) LTD.

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	Presidetn

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG SARL

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Manager

By:
Name:
Title:

WHEATON PRECIOUS METALS (CAYMAN) CO.

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Director

By:
Name:
Title:

Third Amending Agreement (RT)

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$255,000,000
Bank of Montreal	$255,000,000
Canadian Imperial Bank of Commerce	$220,000,000
Royal Bank of Canada	$220,000,000
The Toronto-Dominion Bank	$220,000,000
HSBC Bank Canada	$170,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Canada Branch	$150,000,000
National Bank of Canada	$150,000,000
Mizuho Bank., Ltd.	$120,000,000
Export Development Canada	$120,000,000
Bank of America, N.A., Canada Branch	$120,000,000

Third Amending Agreement (RT)